News Release
Sustainable Growth

HARVEST ENERGY ANNOUNCES AMENDMENTS TO
LONG TERM INCENTIVE PLANS

Calgary, Alberta – May 7, 2008 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy ("Harvest") today announces that its Board of Directors has approved amendments to its Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan (collectively, the "Plans") to be put before the Unitholders at the upcoming annual meeting on May 20th.

The amendments will result in the following changes to the Plans:

1)

The fair value of all grants made under the Plans to each non-employee director be limited to $100,000 annually;

2)

The aggregate number of rights granted under its Trust Unit Rights Incentive Plan to all non-employee directors be limited to 1% of the total issued and outstanding Trust Units;

3)

The aggregate number of awards granted under its Unit Award Incentive Plan to all non-employee directors be limited to 0.1% of the total issued and outstanding Trust Units;

4)

Any amendment to non-employee director participation or limits under the Plans will require Unitholder approval; and

5)

A reduction in the exercise price or an extension of the term of any outstanding rights granted under its Trust Unit Rights Incentive Plan will require Unitholder approval.

The resolutions to approve the grant of unallocated rights under the Plans will be revised to incorporate the above-described amendments. Such resolutions must be approved by a majority of the votes cast thereon at the meeting.

Harvest is a significant operator in Canada's energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 71% to crude oil and liquids and 29% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:

John Zahary, President & CEO

Robert Fotheringham, Chief Financial Officer

Cindy Gray, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca